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                                                                  EXHIBIT (a)(6)


                                LEHMAN BROTHERS

                                                               December 24, 1998

COHR Inc.
Board of Directors
21540 Plummer Street
Chatsworth, California 91311

Members of the Board,

     We understand that Three Cities Research, Inc. ("TCR") has entered into an agreement to purchase 48.3% of the Company's outstanding common stock from Strong Capital Management, Inc. ("Strong") and Franklin Resources, Inc, ("Franklin") for $5.125 per share in cash and, following consummation of such purchase, to initiate an unconditional tender offer for any and all of the remaining outstanding shares of the Company's common stock for $5.375 per share in cash (the "Base Consideration"), subject to increase to $6.375 per share in the event certain stockholder litigation involving the Company is settled within certain parameters agreed to by the parties (the "Proposed Transaction"). The terms and conditions of the Proposed Transaction are set forth in more detail in the Plan and Agreement of Merger dated as of December 24, 1998 between COHR Inc. and COHR Acquisition Corporation, a wholly owned subsidiary of TCR (the "Agreement").

     We have been requested by the Board of Directors of the Company to render our opinion with respect to the fairness, from a financial point of view, to the Company's stockholders (other than Strong and Franklin) (the "Public Stockholders") of the consideration to be offered to the Public Stockholders in the Proposed Transaction. We have not been requested to opine as to, and our opinion does not in any manner address, the Company's underlying business decision to proceed with or effect the Proposed Transaction.

     In arriving at our opinion, we reviewed and analyzed: (1) a draft copy of the Agreement and the specific terms of the Proposed Transaction, (2) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended March 31, 1998 and its Quarterly Reports on Form 10-Q for the quarters ended June 30, 1998 and September 30, 1998, (3) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company, including without limitation current projections prepared by management of the Company and information regarding recent financial performance of the Company, (4) a trading history of the Company's common stock from December 16, 1996 to the present and a comparison of that trading history with those of other companies that we deemed relevant, (5) a comparison of the historical financial results and present financial condition of the Company with those of other companies that we deemed relevant, (6) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions that we deemed relevant and (7) the results of our prior efforts to solicit indications of interest from third parties with respect to a purchase of the Company. In addition, we have had discussions with the management of the Company concerning its business, operations, assets, financial condition and prospects and have undertaken such other studies, analyses and investigations as we deemed appropriate.

     In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without assuming any responsibility for independent verification of such information and have further relied upon the assurances of management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the financial projections of the Company, upon advice of the Company we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of the management of the Company as to the future financial performance of the Company, and
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that the Company will perform substantially in accordance with such projections.
In arriving at our opinion, we have conducted only a limited physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, since the initiation of discussions with TCR, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company's business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter.

     Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Base Consideration to be offered to the Public Stockholders in the Proposed Transaction is fair to the Public stockholders.

     We have acted as financial advisor to the Company in connection with the Proposed Transaction and will receive a fee for our services which is contingent upon the consummation of the Proposed Transaction. In addition, the Company has agreed to indemnify us for certain liabilities that may arise out of the rendering of this opinion. We also have performed various investment banking services for the Company in the past and have received customary fees for such services.

     This opinion is for the use and benefit of the Board of Directors of the Company and is rendered to the Board of Directors in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any stockholder of the Company as to whether to accept the consideration to be offered to such stockholder in connection with the Proposed Transaction.

                                          Very truly yours,

                                          LEHMAN BROTHERS

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